

June 17, 2011

<u>Via Facsimile</u>
Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

      RE: **Smart-Tek Solutions, Inc.**

              Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed October 15, 2010

              Schedule PRER14A
              Filed March 16, 2011

              File No. 000-29895

Dear Mr. Bonar:

       We issued comments to you on the above captioned filings on May 23, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 1, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

       If you do not respond to the outstanding comments or contact us by July 1, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Zitko, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy

Larry Spirgel
Assistant Director

cc: Owen M. Naccarato, Esq.
      Naccarato & Associates
      Facsimile: (949) 851-9262